EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes that appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. Forward-looking statements speak only as of the date of this report. You should not put undue reliance on any forward-looking statements. We strongly encourage investors to carefully read the factors described in our Form 20-F in the section entitled “Risk Factors” for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

A. Operating Results

Overview of Company

Historically, we have been a specialized manufacturer of bamboo charcoal-based products with primary business focus in consumer products and low emission BBQ charcoal. After completing a series of re-organizations, dismantling prior VIE structure and business strategic changes, through our operating subsidiaries, we are now engaging in research, development, production and distribution of various charcoal products and vehicles, as well as trading bamboo charcoal products. We also have investments in mining exploration. For more detailed information about our recent developments, please refer to Notes 1 of the footnotes accompanying the financial statements included in this report.

As the result of the business strategic changes, during the year ended December 31, 2021 the Company merged its trading segment into its consumer products segment. We start to provide biodegradable packaging business during the year ended December 31, 2022. Now the Company had three reporting segments: consumer product segment, electric vehicle (“EV”) segment, and biodegradable packaging segment.

Our consumer products include purification and deodorization products, household cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and household cleaning products are sold under the brand name “Charcoal Doctor.” Purification and deodorization products include air purification products, deodorant products and bamboo vinegar. Household cleaning products include toilet cleaning products, kitchen cleaning products, personal care products and clothing detergent products.

The largest category of our consumer products is purification and deodorization products. Made from dry distilled carbonized bamboo, our purification and deodorization products have the ability to absorb harmful substances and air-borne odors, including benzene, formaldehyde, ammonia and carbon tetrachloride. These products also come in many shapes and varieties for a multitude of purposes including pillows, cushion insoles, wrist pads, clothes hangers and other products. Bamboo vinegar is an additive that can be used in food processing, medical and hygiene products and fertilizer. Although it currently only accounts for a small portion of our revenue, bamboo vinegar products are crucial for us to maintain close ties with the agricultural industry which we believe will be a key area for growth in the coming years. Cleaning products, including disinfectants, detergents, lotions, specialized soaps and toilet cleaners are relatively new in our consumer products but provide us another opportunity for growth. Purchased from third parties and sold through our distribution channel, barbecue charcoals designed for China’s domestic market have also been a key source of revenue for us in recent years.

We are in the process to transform our business to focus more on the specialty electric vehicles (EVs) market. Our acquisition of Shangchi Automobile completed in the second quarter of 2017, and we recently established two subsidiaries in Zhejiang to shift our business strategy and focus on researching, developing and selling specialty EVs, such as electric driverless street sweepers. We are building our presence methodically, in order to maximize the impact of our R&D investments and technology advancements in specialty-use EVs rather than the more competitive, domestic general consumer EV market. We are confident in our position and remain fully committed to the EV segment, which we expect will be a key long-term growth driver for us. We expect our specialty EV business, especially driverless street sweepers, will grow with the growing sensitivity to cleaner environments and the demand for zero-emission vehicles, as well as favorable government policies and support in terms of subsidies, grants and/or tax rebates.

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During year ended December 31, 2022, we have started to biodegradable packaging business. Biodegradable packaging is a type of packaging that is designed to break down naturally in the environment, without leaving behind harmful pollutants or waste. The market for biodegradable packaging has been growing rapidly in recent years, driven by increased awareness of environmental issues and the desire to reduce plastic waste. We generated approximately $0.8 million revenue from biodegradable packaging business in fiscal 2022.

If our expansions into these new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected. There could be trends, uncertainties or events that may have a material effect on our sales or revenue of consumer products. If we cannot increase our consumer products and electric vehicle revenues or find new business opportunities to continue the growth, our total revenue may be decreasing.

Factors Affecting Our Results of Operations

Government Policy May Impact Our Business and Operating Results

We have seen negative impact of unfavorable government policy regarding rebates upon our EV business in recent years. In addition, our business and operating results will be affected by China’s overall economic growth and government policy. Unfavorable changes in government policies could affect the demand for our products and could materially and adversely affect our results of operations. Our bamboo charcoal-based consumer products are currently not subject to such government restrictions; however, any future changes in the government’s policy on the bamboo charcoal industry may have a negative effect on the supply of our raw materials.

Price Inelasticity of Raw Materials May Reduce Our Profit

As a specialized manufacturer of bamboo charcoal-based products, we rely on the continuous and stable supply of bamboo charcoal to ensure our operation and expansion. Although bamboo (and as a result bamboo charcoal) is a renewable supply, price inelasticity at any given time may increase the likelihood of bidding wars, resulting in an increase in raw material prices and thus reduce our profit. In addition, as we are competing based upon low price, we will risk losing customers by increasing our selling prices.

Competition in Consumer Product

Our products face competition from other producers. In our consumer product segment, we face competition from a number of companies that have similar product portfolios. Many of such competitors’ products are not bamboo-based; instead, we compete based on our products’ functional use. Many such competitors are able to provide functionally similar products without relying on bamboo or bamboo charcoal components.

Although our Charcoal Doctor brand is one of the largest and most famous in the charcoal bag and bamboo charcoal market, the bamboo charcoal-based consumer product industry is relatively fragmented and subject to relatively low barriers of entry.

Our Charcoal Doctor air purification products compete with products from charcoal-based competitors such as Zhejiang Maitanweng Ecological Development Co., Ltd., Zhejiang Jiejiegao Charcoal Industry Co., Ltd., and Quzhou Modern Charcoal Industry, Co., Ltd.

Our Charcoal Doctor toilet cleaner competitors include non-charcoal-based competitors such as SC Johnson & Son (Shanghai) Inc. (which makes the Mr. Muscle brand in China), Blue Moon Chinese Co., Ltd., Shanghai White Cat Group Ltd., Beijing Green Umbrella Chemical Co., Ltd. and Weilai (Guangzhou) Consumer products Co., Ltd.

Results of Operation

The following table summarizes the selected results of our operation during the six months ended June 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, in thousands of U.S. dollars)

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	Six months ended June 30,		Six months ended June 30,
	2023		2022
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$19,742	100.0%	$26,969	100.0%	$(7,227)	(26.8)%
Cost of revenues	15,687	79.5%	21,887	81.2%	(6,200)	(28.3)%
Gross profit	4,055	20.5%	5,082	18.8%	(1,027)	(20.2)%

Operating expenses
Selling expenses	118	0.6%	145	0.5%	(27)	(18.6)%
General and administrative expenses	2,027	10.3%	1,528	5.7%	499	32.7%
Research and development expenses	16	0.1%	237	0.9%	(221)	(93.2)%
Total operating expenses	2,161	10.9%	1,910	7.1%	251	13.1%

Income from operations	1,894	9.6%	3,172	11.8%	(1,278)	(40.3)%

Other income (expenses)
Chang in fair value of convertible note	(3)	—	—	—	(3)	—%
Interest income	22	0.1%	192	0.7%	(170)	(88.5)%
Interest expense	(266)	(1.3)%	(107)	(0.4)%	(159)	(148.6)%
Financing interest income, net	1,207	6.1	52	0.2%	1,155	2221.2%
Rental income from related parties	42	0.2%	70	0.3%	(28)	(40.0)%
Other income, net	289	1.5%	30	0.1%	259	863.3%
Total other income (expenses)	1,291	6.5%	237	0.9%	1,054	444.7%

Income before income tax expense	3,185	16.1%	3,409	12.6%	(224)	(6.6)%
Income tax expense	1,293	6.5%	1,537	5.7%	(244)	(15.9)%

Net income	1,892	9.6%	1,872	6.9%	20	1.1%
Net income attributable to common shareholders of Tantech Holdings Ltd	$2,011	10.2%	$2,099	7.8%	$(88)	(4.2)%

Revenues

Revenues decreased by approximately $7.2 million, or 26.8%, to approximately $19.7 million in the six months ended June 30, 2023 from approximately $27.0 million in the same period of 2022. The decrease was mainly attributable to a decrease of approximately $7.5 million in revenues from consumer products and decrease of approximately $0.6 million in revenues from EV segment, due to weak consumer demand as the result of soft economy, partially offset by an increase of approximately $0.8 million in revenues from biodegradable packaging business which we started in fiscal 2022.

Consumer product segment

Revenues from consumer product segment decreased by approximately $7.5 million, or 28.4%, to approximately $18.8 million in the six months ended June 30, 2023 from approximately $26.3 million in the same period of 2022. The decrease was primarily attributable to the reduced demand after the pandemic for our bamboo charcoal, which is used in active charcoal masks, air purification and sanitation products.

Electric Vehicle (“EV”) segment

On July 12, 2017, the Company completed the acquisition of 70% of the equity interest of Suzhou E-Motors, which was renamed as Shangchi Automobile in 2019, a specialty electric vehicles and power batteries manufacturer based in Zhangjiagang City, Jiangsu Province, People’s Republic of China. The Company believes that the acquisition brings new advanced technologies and economic synergies in the electric vehicle market and broadens the Company’s customer base and cross-selling opportunities.

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The revenue for our EV segment was approximately $0.1 million in the six months ended June 30, 2023, as compared to sales of approximately $0.7 million in the same period of 2022, primarily due to decreased export sales.

Biodegradable packaging business

In the second half of fiscal year 2022, the Company started biodegradable packaging business. The Company generated revenue of approximately $0.8 million from biodegradable packaging business in the six months ended June 30, 2023. We expect the revenue from biodegradable packaging business will continue to increase in the future.

Cost of revenues

Our cost of revenues decreased by approximately $6.2 million, or 28.3%, to approximately $15.7 million in the six months ended June 30, 2023 from approximately $21.9 million in the same period of 2022. As a percentage of revenues, the cost of revenue slightly decreased to 79.5% in the six months ended June 30, 2023 from 81.2% in the same period of 2022. The slightly decrease in cost of revenues as a percentage of revenues in the six months ended June 30, 2023 was mainly attributable to the decreased costs from our bamboo charcoal segment.

Gross profit

Our gross profit decreased by approximately $1.0 million, or 20.2%, to approximately $4.1 million in the six months ended June 30, 2023 from approximately $5.1 million in the same period of 2022. The gross profit margin was 20.5% in the six months ended June 30, 2023, as compared to 18.8% in the same period of 2022. On segment basis, gross margins for consumer product segment, EV segment and biodegradable packaging business segment were 20.8%, 60.6% and 8.7%, respectively, for the six months ended June 30, 2023, compared to 19.3%, 2.0% and nil, respectively, for the same period of 2022. The increase in overall gross margin was primarily attributable to the higher gross margin for our bamboo charcoal segment as the result of decreased cost of sales.

Selling expenses

Selling expenses kept at approximately $0.1 million in the six months ended June 30, 2023 and 2022. As a percentage of sales, our selling expenses were 0.6% of revenues in the six months ended June 30, 2023, as compared to 0.5% of revenues in the same period of 2022.

General and administrative expenses

Our general and administrative expenses increased by approximately $0.5 million, or 32.7%, to approximately $2.0 million in the six months ended June 30, 2023 from approximately $1.5 million in the same period of 2022. As a percentage of revenues, general and administrative expenses increased to 10.3% in the six months ended June 30, 2023, compared to 5.7% in the same period of 2022. The increase was primarily attributable to a decrease of approximately $0.2 million in recovery of account receivable and increase of approximately $0.2 million in employee salaries from biodegradable packaging business.

Research and development expenses

Research and development expenses decreased by approximately $0.2 million, or 93.2%, to $15,724 in the six months ended June 30, 2023 from approximately $0.2 million in the same period of 2022 due to less research and development activities in the six months ended June 30, 2023.

Total operating expenses

Total operating expenses increased by approximately $0.3 million, or 13.1%, to approximately $2.2 million in the six months ended June 30, 2023 from approximately $1.9 million in the same period of 2022, which was mainly due to an increase of approximately $0.5 million in general and administrative expenses, offset by a decrease in research and development expenses of approximately $0.2 million in the six months ended June 30, 2023.

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Interest expenses

Our interest expenses increased by approximately $0.2 million, or 148.6%, to approximately $0.3 million in the six months ended June 30, 2023 from approximately $0.1 million in the same period of 2022, which was due to an increase in the interest expenses for the third parties loan payables from the same period of 2022.

Financing interest income, net

Starting in June 2022, we provided commercial factoring services to customers who seek financing from their receivables. The Company recognized net financing interest income of approximately $1.2 million and approximately $0.05 million in the six months ended June 30, 2023 and 2022, respectively.

Rental income from related parties

Since fiscal 2021, the company has signed certain lease agreements with related parties to lease part of production facilities to related parties. The Company recorded rent income of approximately $0.04 million and approximately $0.07 million for the six months ended June 30, 2023 and 2022, respectively.

Other income, net

Net other income was approximately $0.3 million in the six months ended June 30, 2023 compared to approximately $0.03 million in the same period of 2022. Other income was primarily related to the government subsidy income.

Income before income taxes

Our income before income taxes was approximately $3.2 million in the six months ended June 30, 2023, compared to approximately $3.4 million in the same period of 2022. The decrease of income before income taxes was primarily a decrease of approximately $1.0 million in gross profit and an increase of approximately $0.3 million in operating expenses, offset by an increase of approximately $1.2 million in financing interest income and an increase of approximately $0.3 million in other income.

Income taxes expense

Our income taxes expense was approximately $1.3 million in the six months ended June 30, 2023, a decrease of approximately $0.2 million or 15.9% from approximately $1.5 million in the same period of 2022. The decreased income tax provision was in line with decreased taxable income in the six months ended June 30, 2023 compared to the same period of 2022.

Net income attributable to common share holders

Our net income attributable to common shareholders was approximately $1.9 million in the six months ended June 30, 2023 and 2022, respectively.

B. Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

As of June 30, 2023, we had cash and restricted cash of approximately $24.7 million. Our current assets were approximately $112.0 million and our current liabilities were approximately $15.3 million, which resulted in a current ratio of 7.3:1. Retained earnings as of June 30, 2023 was approximately $41.0 million.

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Our accounts receivable turnover in days were 371 days and 290 days for the six months ended June 30, 2023 and for the year ended December 31, 2022, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable, the Company provided bad debt allowance of approximately $3.8 million against the aged accounts receivable balances. Subsequent to June 30, 2023 and through October 25, 2023, the Company collected approximately $12.6 million or 28% of the accounts receivable balance as of June 30, 2023.

As of June 30, 2023 and December 31, 2022, the Company had advances to suppliers of approximately $0.5 million and $1.3 million, respectively. In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Due to recent tightened environmental protection policies in China, many smaller suppliers have gone out of business. The Company monitors the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advance to suppliers through tightening vendor prepayment policy and strengthening monitoring of unrealized prepayment. If the Company has difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayments promptly, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	Six months	Six months
	ended June 30,	ended June 30,
	2023	2022
Net cash used in operating activities	$(902)	$(2,355)
Net cash used in investing activities	(1,397)	(45,214)
Net cash provided by financing activities	8,510	15,959
Effect of exchange rate changes on cash, restricted cash and cash equivalents	(451)	(1,154)
Net increase (decrease) in cash, restricted cash and cash equivalents	5,760	(32,764)
Cash, restricted cash and cash equivalents, beginning of period	18,982	43,567
Cash, restricted cash and cash equivalents, end of period	$24,742	$10,803

Operating Activities

Net cash used in operating activities was approximately $0.9 million in the six months ended June 30, 2023, compared to approximately $2.4 million in the same period of 2022. The change in net cash used in operating activities was primarily attributable to the following factors:

An increase of approximately $2.9 million in accounts receivable due to slowly collect.

Offset by the impacts from the following factors:

A net income of approximately $1.9 million in the six months ended June 30, 2023.

Investing Activities

Net cash used in investing activities was approximately $1.4 million in the six months ended June 30, 2023, compared to net cash used in investing activities of approximately $45.2 million in the same period of 2022. The net cash used in investing activities in the six months ended June 30, 2023 was primarily attributable to an increase of approximately $1.2 million in financing receivables.

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Financing Activities

Net cash provided by financing activities was approximately $8.5 million in the six months ended June 30, 2023, compared to approximately $16.0 million in the same period of 2022. Net cash provided by financing activities in the six months ended June 30, 2023 was primarily from two offerings of 2,240,000 common shares in aggregate, which resulted in net proceeds of approximately $5.8 million in the six months ended June 30, 2023. In addition, we also had net proceeds of approximately $2.0 million from the issuance of a convertible note.

Our primary source of cash is currently generated from the sales of our products and bank borrowings equity financings. In the future, we may raise additional capital by issuing common shares to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raise, we expect to be able to meet our working capital and capital expenditure requirements by using our cash on hand, cash flows from operations and bank borrowings in the next twelve months.

Loan Facilities

As of June 30, 2023, the balance of our bank loans was approximately $3.0 million. The details of all our short-term bank loans are as follows:

No.	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Shanghai Pudong Development Bank	September 29, 2023	12 months	$827,400
2	Short-term bank loan	Bank of China	December 22, 2023	12 months	$2,217,423

On December 22, 2022, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,217,423 (RMB16,079,936) for one year with fixed annual interest rate of 4.35%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.6 million (RMB25,960,000). Zhengyu Wang and his wife, Yefang Zhang, pledged personal property as collateral to secure the loan with maximum guaranteed amount up to approximately $0.2 million (RMB1,140,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”) and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and three related individuals, Zhengyu Wang, Chairman of the Board and former CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang. On September 29, 2022, Tantech Bamboo entered into a short-term loan agreement with SPD (Luishui Branch) to borrow $1,379,000 (RMB10.0 million) for one year with fixed annual interest rate of 3.90%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang, and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang, and an unrelated third party, Lishui Zhongyun Mitai Industrial Co., Ltd. The loan was also collateralized by building and land use right of Tantech Energy with a maximum guaranteed amount up to approximately $4.0 million (RMB29,090,000). During six months ended June 30,2023, the Company repaid $413,700 (RMB3.0 million). As of June 30, 2023, the outstanding balance was $827,400 (RMB6.0 million).

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least for the next twelve months. We will consider additional borrowing or other sources based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

Statutory Reserves

Under PRC regulations, all our subsidiaries in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of June 30, 2023 and December 31, 2022. We are also a party to certain debt agreements that are secured with pledges on our real property in Tianning located in Lishui, China. But such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property.

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The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of June 30, 2023 and December 31, 2022.

	As of	As of
	June 30,	December 31,
	2023	2022
Statutory Reserves	$7,580,896	$7,490,398
Total Restricted Net Assets	$7,580,896	$7,490,398
Consolidated Net Assets	$118,224,395	$115,935,394
Restricted Net Assets as Percentage of Consolidated Net Assets	6.4%	6.5%

Total restricted net assets accounted for approximately 6.4% and 6.5% of our consolidated net assets as of June 30, 2023 and December 31, 2022 respectively. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $0.2 million and approximately $0.02 million for the six months ended June 30, 2023 and 2022, respectively, for the addition and renovation of our workshops and office buildings, purchasing of equipment in connection with our business activities and purchasing of long-term investment.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our offerings through issuance of common shares and other sources to fund capital expenditure commitments in the future.

C. Research and development, patents and licenses, etc.

We are committed to researching and developing applications of bamboo charcoal, activated bamboo charcoal and EVs such as street sweepers. We believe scientific and technological innovations will help the Company achieve its long-term strategic objectives. R&D is an integral part of our operations and the crux of its competitive advantage and differentiation strategy.

Our R&D team is well educated and has far-reaching research capabilities. During the six months ended June 30, 2023, we had one dedicated researcher and analyst mainly focusing on Charcoal Doctor product development and applications. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

Our Intellectual Property

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold three patents on charcoal products and five patents on vehicles. Since the filing of our annual report for the year ended December 31, 2020 in July 2022, we have obtained the following patents, which are effective as of the date of application.

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Recent Renewed Patents on Vehicles

Patent
Patent Description	Holder	Type	Application	Expiration	Patent Number
Energy-absorbing and anti-collision equipment on side of fuel tank	Shangchi Automobile	Utility Mode	November 26,2020	November 25,2030	ZL202022776533.2
Variable light front windshield	Shangchi Automobile	Utility Mode	November 26,2020	November 25,2030	ZL202022779980.3
Sound insulation and noise prevention hood with reinforcing ribs for front engine	Shangchi Automobile	Utility Mode	November 12,2020	November 15,2030	ZL202022605348.7
Multifunctional expanding bucket for sweeping vehicle	Shangchi Automobile	Utility Mode	November 12,2020	November 15,2030	ZL202022601008.7

D. Trend information

Market Trends

Other than as disclosed elsewhere in this financial report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E. Off-balance Sheet Arrangements

Except for the above-mentioned guaranty, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the useful lives of property and equipment and intangible assets, allowances pertaining to the allowance for doubtful accounts of accounts receivable, advance to suppliers and other receivables, the valuation of inventories, the impairment of long-lived assets, and the realizability of deferred tax assets.

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

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Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. The Company’s revenues are primarily derived from the following sources:

Sales of products: The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time the product is delivered to the customer and control is transferred (point of sale).

For the Company’s electric vehicles sales contracts, the Company provides a warranty for 12 months from the products are delivered. The Company determines such product warranty is an assurance-type warranty and is not a separated performance obligation in revenue recognition, because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification. The Company estimates the warranty costs when the promised good is delivered to the customer and accrues as warranty liabilities.

Commission income: The Company acts as an agent without assuming the risks and rewards of ownership of the goods and reports the revenue on a net basis. Revenue is recognized based on the completion of the contracted service.

Government manufacturing rebate income: The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebates can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Long-term investments

The Company accounts for investment in equity investees over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For investment in equity investees over which the Company does not have significant influence or the underlying shares the Company invested in are not considered in-substance common shares and have no readily determinable fair value, the cost method accounting is applied.

The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company records the cost method investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Investment in equity investees is evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

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Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 to have a material effect on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

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F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of June 30, 2023, which consists of our short-term loan agreements and due to related parties:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term bank loans	$3,044,823	$3,044,823	$—	$—	$—
Due to related parties	1,141,918	1,141,918	—	—	—
Loan payable to third parties	4,218,059	711,266	3,506,793	—	—
Operating lease commitment	1,514,095	293,475	366,478	341,656	512,486
Total	$9,918,895	$5,191,482	$3,873,271	$341,656	$512,486

G. Safe Harbor

See Special Note Regarding Forward-Looking Statements

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